January__, 1996


Mr. __________________
Promedica Health Care Foundation
One Harbour Place
Suite 100
Portsmouth, NH  03801

Dear Mr. ______:

In support of Templeton's efforts to provide you with superior investment management, the Board of Directors of Templeton Institutional Funds, Inc., Foreign Equity (South Africa Free) Series (the "Fund"), has recently approved a proposal for the reorganization of the Fund. This proposal involves combining the assets of the Fund with the assets of the Templeton Institutional Funds, Inc., Foreign Equity Series, which has similar investment objectives (except for the South Africa restriction), and is also managed by James E. Chaney. The Foreign Equity (South Africa Free) Series would subsequently be liquidated in response to the favorable changes to the political, social, and economic climate of South Africa. The attached proxy statement/prospectus will provide you with detailed information about the proposed transaction, as well as the benefits of investing in a larger fund. In addition, a final version of the proxy statement/prospectus will be forwarded to you after the U.S. Securities and Exchange Commission renders its comments. A meeting of shareholders is scheduled for January 29, 1995, as described in the attached notice.

As a result of these favorable changes in South Africa, many clients have changed their investment restrictions and, subsequently, requested transfers from the Fund to the Templeton Institutional Funds, Inc., Foreign Equity Series. Therefore, the Fund has experienced a consistent pattern of net redemptions, resulting in a declining level of Fund assets. In the best interest of remaining shareholders, it was concluded by the Board of Directors that the reorganization be proposed. This transaction will permit shareholders of the Fund to pursue substantially the same investment goals, at a lower overall expense to the shareholders.

We look forward to working with you in years to come, and our commitment to providing you with exceptional management and service remains our first priority. If you have any questions regarding this transaction or any other issues regarding the portfolio, please feel free to contact us. Thank you very much for your consideration.

Sincerely,




C. Reed Hutchens
Vice President
Director of Client Service